UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
333- 203238 CUSIP NUMBER 457696 102

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I -- REGISTRANT INFORMATION

INNOVATION ECONOMY CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

1650 Spruce Street, Suite 500

Address of Principal Executive Office (Street and Number)

Riverside, California 92507

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Innovation Economy Corporation (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2015 (the “Form 10-Q”) on a timely basis due to the Company’s gathering information and completing its review, which required additional time to work internally with its staff and externally with its outside auditors. As a result, the Company requires additional time to gather information and finalize its financial statements. The Company expects to file the Form 10-Q within the additional time allowed by this report.

PART IV -- OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

Albert Cervantes	(951) 824-8669
(Name)	(Area Code) (Telephone Number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).☑ Yes ☐ No

(3)         Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had no revenue for the three and six months ended June 30, 2015, reflecting no change from the three and six months ended June 30, 2014. However, the Company’s operating expenses during the three and six months ended June 30, 2015 increased in comparison to the three and six months ended June 30, 2014, respectively.

The financial results presented above for the period ended June 30, 2015 reflect preliminary estimates of the Company’s results of operations and anticipated changes from the corresponding prior period, as of the date of the filing of this Form 12b-25. These estimates are subject to change upon the completion of the reporting process and the filing of the Company’s financial statements, and actual results may vary significantly from these estimates.

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INNOVATION ECONOMY CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2015	By:	/s/ Albert Cervantes
	Name:	Albert Cervantes
	Title:	Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

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